UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Ares Management Corporation

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

03990B 101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03990B 101

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 132,902,392 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 132,902,392 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,902,392 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 51.2% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 03990B 101

1.	Names of Reporting Persons Ares Owners Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 132,902,392 (see Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 132,902,392 (see Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,902,392 (see Item 4(a))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 51.2% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Ares Management Corporation
	(b)	Address of Issuer’s Principal Executive Offices 2000 Avenue of the Stars, 12th Floor Los Angeles, California 90067

Item 2.
	(a)	Name of Person Filing Ares Partners Holdco LLC (“Ares Partners”) Ares Owners Holdings L.P. (“Ares Owners” and, together with Ares Partners, the “Ares Filing Persons”)
	(b)	Address of Principal Business Office or, if none, Residence For each Ares Filing Person: 2000 Avenue of the Stars, 12th Floor Los Angeles, California 90067
	(c)	Citizenship For each Ares Filing Person, Delaware
	(d)	Title of Class of Securities Class A common stock, par value $0.01 per share (“Class A Common Stock”)
	(e)	CUSIP Number 03990B 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

The securities reported on this Schedule 13G includes an aggregate of 20,454,774 shares of Class A Common Stock held by Ares Owners on behalf of its limited partners and an aggregate of 112,447,618 partnership units of the Ares Operating Group (“AOG Units”) held by Ares Owners on behalf of its limited partners. Each AOG Unit is exchangeable for one share of Class A Common Stock, subject to certain restrictions.

The general partner of Ares Owners is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Michael R. McFerran, Antony P. Ressler and Bennett Rosenthal (each a “Board Member” and collectively, the “Board Members”). Mr. Ressler generally has veto authority over decisions of the Board Members. The shares of Class A Common Stock held by Ares Owners, if aggregated with the shares beneficially owned by each of the individual Board Members, would equal 136,855,865 shares of Class A Common Stock in the aggregate, including shares that may be acquired upon the exchange of AOG Units held by Ares Owners and shares of Class A Common Stock that may be acquired by the individual Board Members upon the vesting of or exercise of Restricted Units or stock options held by such Board Member, representing 52.05% of the outstanding shares of Class A Common Stock (assuming the exchange of AOG Units held by Ares Owners and the vesting of or exercise of Restricted Units and stock options held by the Board Members).

(b)

Percent of class:

The information contained on the cover page to this Schedule 13G is incorporated herein by reference. All percentage amounts used in this Schedule 13G are based on (i) an aggregate of 147,182,562 shares of Class A Common Stock outstanding as of December 31, 2020, and (ii) assume the exchange of all of the AOG Units held by Ares Owners, for a total of 259,630,180 shares of Class A Common Stock.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote The information contained on the cover page to this Schedule 13G is incorporated herein by reference.
		(ii)	Shared power to vote or to direct the vote The information contained on the cover page to this Schedule 13G is incorporated herein by reference.
		(iii)	Sole power to dispose or to direct the disposition of The information contained on the cover page to this Schedule 13G is incorporated herein by reference.
		(iv)	Shared power to dispose or to direct the disposition of The information contained on the cover page to this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
The limited partners of Ares Owners have the right to receive dividends from, or proceeds from the sale of, the shares of Class A Common Stock that are held of record by Ares Owners on behalf of such limited partner. Ares Owners holds greater than 5% of the shares of Class A Common Stock on behalf of Mr. Ressler, or on behalf of a vehicle Mr. Ressler controls. No other person has the right to receive dividends from, or the proceeds from the sale of, more than five percent of the shares of Class A Common Stock reported on this Schedule 13G.

Ares Owners holds the following amounts of shares of Class A Common Stock and AOG Units on behalf of the individual Board Members, or on behalf of a vehicle controlled by such Board Member, in their capacity as limited partners of Ares Owners:

Board Member	Class A Common Stock	AOG Units	Total
Michael J Arougheti	1,102,908	10,421,596	11,524,504
Ryan Berry	0	46,866	46,866
R. Kipp deVeer	0	1,810,409	1,810,409
David B. Kaplan	1,180,052	10,421,596	11,601,648
Michael R. McFerran	0	0	0
Antony P. Ressler	13,520,778	49,764,375	63,285,153
Bennett Rosenthal	1,105,052	10,421,596	11,526,648

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARES PARTNERS HOLDCO LLC

February 16, 2021
Date

/s/ Naseem Sagati Aghili
Signature

Naseem Sagati Aghili / Authorized Signatory
Name/Title

ARES OWNERS HOLDINGS L.P.

By:     ARES PARTNERS HOLDCO LLC

Its:     General Partner

February 16, 2021
Date

/s/ Naseem Sagati Aghili
Signature

Naseem Sagati Aghili / Authorized Signatory
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).